UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 13, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3255 Bayside Lakes Blvd., Suite 106 Palm Bay, FL 32909
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

On November 13, 2024, the Class A Common Stock of Reticulate Micro, Inc. (the “Company”) became eligible for quotation and to begin trading under the ticker symbol “RMXI” on the OTCQB® Venture Market (“OTCQB”) of OTC Markets Group, Inc. On November 18, 2024, the Company issued a press release announcing it had been approved to quote its Class A Common Stock on OTCQB. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated November 18, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2024	RETICULATE MICRO, INC.

/s/ Joshua Cryer
	Name:	Joshua Cryer
	Title:	Chief Executive Officer

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